Barrett S. DiPaolo

Senior Counsel

FOIA Confidential Treatment Request

January 8, 2013

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Ms. Anne Nguyen Parker, Branch Chief
Ms. Alexandra M. Ledbetter, Staff Attorney
Ms. Laura Nicholson, Staff Attorney

Re:	Mesa Energy Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 29, 2012
File No. 0-53972

Ladies and Gentlemen:

On behalf of our client, Mesa Energy Holdings, Inc., a Delaware corporation (“Mesa”), we refer to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 21, 2012 (the “Comment Letter”), addressed to Mr. Randy M. Griffin, Chief Executive Officer of Mesa, relating to the above-captioned Preliminary Proxy Statement filed by Mesa (the “Proxy Statement”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by Mesa.

In addition, we hereby submit via EDGAR transmission Amendment No. 1 to the Proxy Statement, with changes addressing the Staff’s comments as well as certain other changes. In order to expedite the Staff’s review, we have delivered separately to Ms. Parker, Ms. Ledbetter and Ms. Nicholson a courtesy copy of Amendment No. 1, marked to show changes from the original Proxy Statement.

General

1.	Please ensure consistency of disclosure throughout your proxy statement and the registration statement on Form S-4 filed by Armada Oil, Inc. (File No. 333-185185). In addition, where comments on the Armada registration statement are applicable to disclosure in your proxy statement, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

Division of Corporation Finance

Securities and Exchange Commission

January 8, 2013

We have ensured that the disclosures throughout the Proxy Statement and the registration statement on Form S-4 filed by Armada Oil, Inc. (“Armada”) (File No. 333-185185) are identical, except in the portions that are not applicable to a proxy statement on Schedule 14A. In addition, where comments on the Armada registration statement are applicable to disclosure in the Proxy Statement, we have made corresponding changes.

2.	Please provide us on a supplemental basis with the board books prepared by Moyes & Co. in connection with this transaction.

We are furnishing to the Staff by electronic mail a copy of the following material, which is the only material prepared by Moyes & Co. for Mesa’s Board of Directors in connection with the subject transaction:

•	Fairness Opinion Report dated as of November 13, 2012, of Moyes & Co.

Mesa hereby requests confidential treatment of this Fairness Opinion Report, with sequentially numbered pages 1 through 48, under the Freedom of Information Act (“FOIA”) and Rule 83 of the Commission’s Rules of Practice (17 CFR 200.83).

Pursuant to Rule 12b-4, we request that the Fairness Opinion Report be returned to us when the Staff has completed its review.

The Acquisition, page 70

Background to the Acquisition, page 70

3.	Please disclose when Mr. Griffin first communicated with other Mesa directors about the proposed business combination with Armada.

We have added the following disclosure (page 70):

In addition, Messrs. Cerna and Griffin determined that the best and most cost effective course of action would be for a small group of members of each board to meet in C.K. Cooper’s offices in Irvine, CA in order to further evaluate the potential transaction. Concerns about the need for the discussions to be highly confidential were also a factor in limiting the number of people involved in the initial meeting.

On September 18, 2012, Mr. Griffin informed the remaining two members of the Mesa board of the proposed transaction and provided a set of information for their review. September 28, 2012, was set as the date for a formal board presentation.

Division of Corporation Finance

Securities and Exchange Commission

January 8, 2013

4.	Please disclose whether Mesa considered any alternatives to a business combination with Armada, and disclose why any such alternatives were not pursued.

We have added the following disclosure (page 72):

Mesa did not consider any alternatives to a business combination with Armada. No other proposals were made by any other party, either before or after the LOI was signed.

5.	We note your disclosure on page 71 that on September 28, 2012, Mesa and Armada executed a joint agreement to engage C. K. Cooper as joint financial advisor for the proposed business combination. Please disclose what consideration Mesa gave to C. K. Cooper’s potential conflict of interest, given that Armada had previously retained C. K. Cooper to provide investment banking services.

We have added the following disclosure (page 71):

Mesa’s Board of Directors considered the possibility of a conflict of interest on the part of C. K. Cooper, given that Armada had previously retained C. K. Cooper to provide investment banking services, but concluded that, given the non-competitive nature of the business operations of the two companies, the high cost of hiring a separate financial advisor and the duty of C.K. Cooper to fairly deal with both sides, having a separate financial advisor was not warranted. In addition, the Board contemplated that a separate expert would be retained by the Mesa Board to render a fairness opinion.

6.	Please disclose the scope of C. K. Cooper’s assignment and the compensation paid, or to be paid, for its services.

We have disclosed the scope of C. K. Cooper’s assignment and the compensation paid, or to be paid, for its services, as follows (page 71):

In its capacity as financial advisor, C. K. Cooper agreed to, upon request:

•	Undertake a complete review and evaluation of Mesa and Armada (the “Companies”) and associated properties, and provide a market valuation of the Companies;

•	assist respective Company boards and management with the creation of a strategic overview, including the definition of execution points, and assist in the implementation of this plan;

•	prepare and facilitate the necessary due diligence collection, review and analysis of the Companies;

Division of Corporation Finance

Securities and Exchange Commission

January 8, 2013

•	arrange and participate in visits to the Companies’ facilities to make introductions and perform services, as C. K. Cooper or the Companies recommend to aid in the development and progression of the potential transaction;

•	advise the Companies on their strategic positioning, market perception and manners in which to enhance share value, valuation multiples and overall liquidity;

•	assist in the facilitation of information and merits of the proposed transaction for public dissemination;

•	help organize and facilitate professionals; and

•	assist the Companies in closing the proposed transaction.

The Companies agreed to jointly pay C. K. Cooper, as compensation for its services under the engagement,

•	$50,000 upon execution of the advisory engagement agreement;

•	$10,000 monthly on the 1st day of the month, beginning November 1, 2012; and

•	in the event the Companies consummate a business combination, pursuant to an agreement or commitment entered into (i) during the term of the engagement (as described below) or (ii) during the 12-month period following termination of the engagement, a fee, payable at the closing of the transaction (the “Transaction Fee”) equal to the greater of $650,000 or 1.0% of the transaction value (as defined), to be paid as follows:

o	50% in cash, paid upon closing, less the initial $50,000 already paid to C. K. Cooper; and

o	50% in common shares of the newly combined entity.

The number of shares to be issued as part of the Transaction Fee is to be determined by dividing the transaction value and by the inferred price per share utilized in the transaction.

In addition, the Companies agreed to reimburse C. K. Cooper for all reasonable out-of- pocket expenses (including any reasonable fees and disbursements of C. K. Cooper's outside advisers) incurred in connection with the engagement, up to a maximum of $10,000 in any calendar month or $50,000 in the aggregate.

Further, the Companies agreed that if a business combination is successfully completed, C. K. Cooper will have a right of first refusal to act as the lead placement agent or lead underwriter, as the case may be, or such other role as necessary and appropriate, for at least 50% of the value of any public or private offering of equity securities (with certain exceptions), at fees, and upon terms, customary and consistent with industry practice.

Division of Corporation Finance

Securities and Exchange Commission

January 8, 2013

The Companies or C. K. Cooper may terminate the engagement after November 28, 2012, upon 15 days’ advance notice. In the event that C. K. Cooper terminates the engagement, C. K. Cooper shall not be entitled to any further payment from this engagement as set forth above.

The Companies agreed to indemnify, subject to customary conditions and limitations C. K. Cooper, any controlling person of C. K. Cooper and each of their respective directors, officers, employees, agents, affiliates and representatives against any losses, claims, damages, expenses or liabilities to which an indemnified party may become liable arising out of or relating to the engagement, unless such liabilities resulted from the negligence, willful misconduct, or breach of the engagement agreement by any indemnified party.

7.	Please identify the individuals at Mesa and Armada who were responsible for negotiating the terms of the transaction. Also describe in detail the roles of Mr. Cerna and Mr. Hern, given that those two individuals are affiliated with both parties and therefore appear to have the potential for conflicts of interest. For instance, disclose whether they ever recused themselves from discussions or board votes regarding the transaction.

We have added the following disclosure (page 72):

Mr. Griffin and Mr. Cerna, in their capacities as Chief Executive Officers of the respective companies, were responsible for negotiating the terms of the transaction. They each had extensive input from other directors of their respective companies and members of their staffs in the evaluation of each company’s properties and the proposed transaction. Mr. Cerna recused himself from all votes regarding the transaction by both boards. Mr. Hern was very supportive of the idea in a general sense but was not directly involved in the negotiations and recused himself from board votes on both sides. Mr. Cerna and Mr. Hern were not involved in the subsequent due diligence process.

8.	Please disclose how the parties arrived at the proposed exchange ratio in the October 1, 2012 letter of intent.

We have added the following disclosure (page 71):

A general discussion of a possible exchange rate range took place at the September 13, 2012, meeting in Irvine, CA, and a range of possible values was discussed then and in subsequent telephone conversations between Messrs. Griffin and Cerna.

Division of Corporation Finance

Securities and Exchange Commission

January 8, 2013

A proposed exchange rate, subject to due diligence, was formally proposed by Armada in the non-binding section of the letter of intent, and was accepted by Mesa.

9.	Please disclose in greater detail the discussions between the parties concerning the proposed management and board structure for the combined company.

We have added the following disclosure (page 71):

In the early stages of discussion, it was pointed out by Mr. Cerna as a positive that the management teams of the two companies were complimentary. Mesa has consistent production, an established corporate infrastructure and an experienced oil and gas operational and administrative management team in place. Armada has drillable acreage in the Niobrara and EagleFord Shales, both unconventional plays, which Mesa management believes would contribute to the expansion of Mesa’s drilling program. Mesa management also believes that Armada’s management and certain members of its board would bring additional public company and market experience that would benefit Mesa. Mesa management also believes that the integration of the management teams would not present any significant challenges. The structure of the new board would generally follow the split in shareholder base of the combined companies.

10.	Please describe the additional negotiations that led to the agreed increase in the proposed exchange ratio on November 6, 2012.

We have revised the disclosure as follows (page 72):

On November 6, 2012, as a result of extensive due diligence and the findings of Moyes &Co., Mr. Griffin concluded that he believed that an exchange ratio of 0.40 would better represent the collective interests of Mesa shareholders and proposed a revised exchange ratio to Mr. Cerna. After a telephonic meeting of the Armada board and additional negotiations between Mr. Griffin and Mr. Cerna, Armada agreed in principle to increase the exchange ratio to 0.40 shares of Armada common stock for every share of Mesa common stock.

11.	Please disclose when Mesa retained Moyes & Co. Also disclose the scope of Moyes & Co.’s assignment and the compensation paid, or to be paid, for its services.

We have added the following disclosure (page 72):

Mesa formally retained Moyes & Co. by written agreement on October 8, 2012, to render a fairness opinion regarding the proposed Acquisition to Mesa’s Board of Directors.

Mesa agreed to pay Moyes & Co. for its services on an hourly basis as follows:

Senior Professional Staff	$395.00/hour
Professional Staff	$145.00/hour
Support Staff	$ 85.00/hour

Division of Corporation Finance

Securities and Exchange Commission

January 8, 2013

Moyes & Co. agreed to use best efforts to complete the fairness opinion under a budget for professional fees of $50,000.00.

In addition, Mesa agreed to pay Moyes & Co. a one-time charge of $10,000.00 upon issuance of the fairness opinion.

Mesa also agreed to pay Moyes & Co.’s out-of-pocket expenses, including reasonable third-party expenses.

To date, $53,225 of hourly fees, the $10,000 flat fee and $117 of expenses have been paid or invoiced by Moyes & Co. Additional fees and expenses may be incurred.

Mesa’s Reasons for the Acquisition, page 75

12.	We note your disclosure about the factors considered by the Mesa board of directors in making its determination regarding the acquisition. Please provide more detail regarding the consideration of each of the following stated factors:

•	the opportunity to leverage Mesa’s oil and gas production and proved undeveloped drilling locations in south Louisiana; and

We have added the following disclosure (page 75):

•	the opportunity to leverage Mesa’s oil and gas production and proved undeveloped (“PUD”) drilling locations in south Louisiana, which we believe provide a foundation for accessing additional debt and equity capital with which to expand the combined company’s drilling and overall business plan (although there can be no assurance that additional capital will be available when required or on terms acceptable to management);

•	the prospect of a stock listing on a national securities exchange within a relatively short time after closing.

We have added the following disclosure (page 75):

•	the prospect of a stock listing on a national securities exchange within a relatively short time after closing, as we believe the combined company will be more likely to meet exchange listing requirements in respect of stockholders’ equity, market capitalization, market value of publicly held shares and distribution of its common stock (although no listing application has been made, and there can be no assurance that these or other listing criteria will be met at the time of any such application or that any such application will be successful);

Division of Corporation Finance

Securities and Exchange Commission

January 8, 2013

13.	Refer to the following sentence on page 77: “The foregoing discussion of the factors considered by Mesa’s Board of Directors is not exhaustive, but Mesa believes it includes many of the material factors considered by Mesa’s Board of Directors in its consideration of the Acquisition, the Acquisition Agreement and the transactions contemplated thereby.” Please revise your filing to disclose all material factors considered by the Mesa board of directors.

We have revised the disclosure as follows (page 77):

The foregoing discussion of the factors considered by Mesa’s Board of Directors is not exhaustive, but Mesa believes it includes all of the material factors considered by Mesa’s Board of Directors in its consideration of the Acquisition, the Acquisition Agreement and the transactions contemplated thereby.

Fairness Opinion, page 77

14.	Please expand your disclosure under the above-referenced heading to include all of the information required by Item 1015(b) of Regulation M-A. As an example only, please furnish a summary concerning the fairness opinion with the information required by Item 1015(b)(6). Please ensure that such summary includes additional detail regarding the procedures followed and the bases for and methods of arriving at the fairness opinion, such as additional information regarding how the fairness advisor selected the compared transactions, and the advisor’s conclusions regarding the consideration offered in such transactions as compared to the consideration offered to your shareholders in connection with your business combination with Armada Oil.

We have added the following disclosure (page 77):

Moyes & Co. is a firm that provides advice on oil and gas and other energy investments domestically and internationally with offices in Dallas, Houston, and London. It is in the business of providing fair market valuations and appraisals for exploration and production companies and assets and assists in asset sales and farm-out transactions. Based on information provided by Moyes & Co., its professional team has practical operating and technical experience in domestic and international energy projects, and the senior management of the firm each have over 30 years of industry experience and are registered engineers and geologists with considerable commercial and valuation experience. The firm manages an energy database that includes data on 36,700 companies; 61,000 projects; 4,162 transactions of global assets and corporations; technical, geologic, and engineering information; capital and operating cost data; and contract and foreign tax attributes.

Division of Corporation Finance

Securities and Exchange Commission

January 8, 2013

Mesa selected Moyes & Co. to render the fairness opinion based on the significant oil and gas transactional experience of Moyes & Co. described above, Moyes & Co.’s location in Dallas, which we believed would make the process more efficient, an interview by Mr. Griffin of one of the partners of Moyes & Co. and discussion with the members of Mesa’s Board members and management.

To Mesa’s knowledge, there was no material relationship that existed during the past two years or is mutually understood to be contemplated between Moyes & Co., its affiliates, and/or its unaffiliated representatives and either Mesa or Armada or their respective affiliates, other than the engagement by Mesa to provide the fairness opinion as described herein.

Moyes & Co. did not recommend the amount of Acquisition Consideration to be paid to the holders of Mesa common stock in the Acquisition, which was determined solely by negotiations between Mesa and Armada.

The following information was furnished by Moyes & Co.:

•	For purposes of their analysis, Moyes & Co. defined fair market value as the trade that would be struck between a willing seller and a willing buyer, without duress, for the assets involved in an arm’s length transaction. Moyes & Co. determined the value of Mesa as the asset up valuation of the principal assets of Mesa plus working capital, less debt, and the value of Armada as the value of the assets plus working capital plus the value of synergies of combining the two companies that it believed to exist.

•	As the basis for their fairness opinion, Moyes & Co. reviewed all available information provided by Mesa and Armada, as well as information in the public domain, including, but not limited to, SEC filings, financial statements, reserve reports, production data, farm-out agreements, lease schedules, acreage maps, technical and investor presentations and press releases. Factors such as the risked technical value of the assets, quality of the assets, the uncertainty of the reserves, technical and operational risks, state of the market, operatorship, portfolio effects, and comparable transactions were considered. Moyes & Co. applied risk levels to these results consistent with those that have been applied in similar transactions both locally and globally, and more generally, of the type used by prudent buyers in determining the purchase price of producing properties, and leaseholds in similar exploration plays.

Division of Corporation Finance

Securities and Exchange Commission

January 8, 2013

•	In preparing its opinion, Moyes & Co. used the definitions and guidelines set out in the SPE Petroleum Resources Management System 2007. There are numerous uncertainties inherent in estimating hydrocarbon resource potential, and in projecting expenditures and the results of investment activity. Oil and gas resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured with precision. Estimates of oil and gas resource potential prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any resource assessment is a function of the quality of the available data and of engineering and geological interpretation. The results of drilling, testing, and production that post-date the preparation of the estimates may justify revisions, some or all of these revisions may be material. Accordingly, resource estimates are often different from the quantities of oil and gas that may ultimately be recovered (if any), and the timing and cost of those volumes that are recovered may vary from those assumed.

•	Moyes & Co.’s investigation was conducted within the context of Moyes’ understanding of Mesa’s and Armada’s petroleum property rights as represented by Mesa’s management, and was based on data provided by Mesa, information in the public domain and discussions with representatives of Mesa. Except in that regard, there was no limitation imposed by Mesa or its affiliates on the scope of Moyes & Co.’s investigation.

•	Based on all of the foregoing, Moyes & Co. concluded that the negotiated value of the transaction represented a fair and reasonable agreement for the combination of Mesa and Armada as of November 13, 2012, the date of their opinion.

15.	The staff notes that the fairness opinion indicates that it is “solely for the information, assistance and benefit” of the Mesa board of directors. We also note the limitations on reliance by any other person without the prior consent of Moyes & Co. Because they are inconsistent with the disclosures relating to the opinion, the limitations should be deleted. Alternatively, disclose the basis for the belief of Moyes that shareholders cannot rely upon the opinion to support any claims against Moyes arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a defense will have no effect on the rights and responsibilities of either Moyes or the board of directors under the federal securities laws.

Moyes & Co. have revised their fairness opinion to delete the referenced language relating to the use of and reliance on their opinion. The revised opinion is included as Appendix D to the revised preliminary proxy statement/prospectus.

Division of Corporation Finance

Securities and Exchange Commission

January 8, 2013

16.	Please disclose whether you currently plan to obtain an updated fairness opinion.

We have added the following disclosure (page 77):

Mesa does not currently plan to obtain an updated fairness opinion, because Mesa believes that there has been no material change in the asset base, business, prospects, financial condition or results of operations of either company that would warrant an updated opinion.

* * *

Mesa acknowledges that:

•	Mesa is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Commission Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Mesa may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the changes in the accompanying Amendment No. 1 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Proxy Statement by Amendment No. 1, please contact me at (212) 400-6910.

Sincerely yours,

Barrett S. DiPaolo
cc:	Randy M. Griffin
Adam S. Gottbetter
Paul C. Levites